February 7, 2019

Bharat Mahajan
Chief Financial Officer
Daseke, Inc.
15455 Dallas Parkway
Suite 550
Addison, Texas 75001


       Re: Daseke, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed March 16, 2018
           File No. 001-37509

Dear Mr. Mahajan:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure